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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ZOOLINK CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

989766100

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 989766100			Page 2 of 9 Pages

1.	Name of Reporting Person: RBC Asset Management Inc. (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: This jurisdiction of organization is Canada (federally incorporated company)

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: N/A

		6.	Shared Voting Power: N/A

		7.	Sole Dispositive Power: N/A

		8.	Shared Dispositive Power: N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: N/A

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): N/A

12.	Type of Reporting Person: Foreign Investment Advisor which received SEC no-action relief to file on Schedule 13G as a "Qualified Institutional Investor"

13G
CUSIP No. 989766100			Page 3 of 9 Pages

1.	Name of Reporting Person: RBC Canadian Growth Fund		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: The jurisdiction of organization is Canada (federally incorporated company)

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: N/A

		6.	Shared Voting Power: N/A

		7.	Sole Dispositive Power: N/A

		8.	Shared Dispositive Power: N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: N/A

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): N/A

12.	Type of Reporting Person: OO

CUSIP No. 989766100	13G	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Zoolink Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Zoolink Corp.
501-601 Hastings St. W.
Vancouver , BC V6B 5A6

Item 2(a).	Name of Person Filing:

1.	RBC Asset Management, Inc. (“RBC AM”)

2.	RBC Canadian Growth Fund (“Fund”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1.	RBC Asset Management Inc. Royal Trust Tower, Suite 3800 77 King Street West Toronto, Ontario M5K 1H1

2.	RBC Canadian Growth Fund Royal Trust Tower, P.O. Box 7500, Station A 77 King Street West, 6th Floor Toronto, Ontario M5W 1P9

Item 2(a).	Citizenship:

Canada

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

989766100

Item 3.	If this statement is filed pursuant to Rules 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

1.	RBC AM is a Foreign Investment Advisor which received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor.

2.	Royal Trust Company, as trustee, has appointed RBC AM as Manager of the Fund, which is a Canadian mutual fund.

CUSIP No. 989766100	13G	Page 5 of 9 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

1.	RBC AM — N/A

2.	Fund — N/A

(b)	Percent of class:

1.	RBC AM — N/A

2.	Fund — N/A

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

1.	RBC AM — N/A

2.	Fund — N/A

(ii)	Shared power to vote or to direct the vote

1.	RBC AM — N/A

2.	Fund — N/A

(iii)	Sole power to dispose or to direct the disposition of

1.	RBC AM — N/A

2.	Fund — N/A

(iv)	Shared power to dispose or to direct the disposition of

1.	RBC AM — N/A

2.	Fund — N/A

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

CUSIP No. 989766100	13G	Page 6 of 9 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

1.	RBC AM is a foreign investment advisor which has received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor. Accounts managed on a discretionary basis by RBC AM are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.

2.	Royal Trust Company, as trustee, has appointed RBC AM as Manager of the Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, except that with respect to the Fund, by signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     (1) RBC Asset Management Inc. is the successor in interest to RBC Global Investment Management Inc. and RBC Funds Inc., which were amalgamated in 2003.

CUSIP No. 989766100	13G	Page 7 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

/s/ Douglas Kee
(Signature)

Douglas Kee Sr. Vice President, Canadian Equities
RBC Asset Management Inc.
(Name/Title)

CUSIP No. 989766100	13G	Page 8 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

/s/ Douglas Kee
(Signature)

Douglas Kee Authorized Signatory
RBC Canadian Growth Fund
(Name/Title)

CUSIP No. 989766100	13G	Page 9 of 9 Pages

EXHIBIT A TO SCHEDULE 13G
JOINT FILING AGREEMENT

     Each of the undersigned persons hereby agrees and consents to this joint filing of Schedule 13G on such person’s behalf, pursuant to Section 13(d) and (g) of the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such persons know or have reason to believe that such information is inaccurate.

Dated: February 17, 2004

RBC Asset Management Inc.
By:	/s/ Douglas Kee
Sr. Vice President
Canadian Equities

RBC Canadian Growth Fund
By:	/s/ Douglas Kee
Authorized Signatory